SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

LIQUID MEDIA GROUP LTD.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

53634Q204

(CUSIP Number)

June 8, 2020

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 53634Q204	13G	Page 2 of 9 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ionic Ventures LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION California, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 900,000 Common Shares (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 900,000 Common Shares (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 900,000 Common Shares (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.00% (2)
12.	TYPE OF REPORTING PERSON (see instructions) OO

(1)	See Item 4.
(2)	Based on information reported in a prospectus supplement, filed by the Issuer on June 5, 2020 in connection with an offering of Common Shares, which forms part of a shelf registration statement on Form F-3 that was declared effective on May 15, 2020, there are 9,993,510 Common Shares of the Issuer outstanding following the offering (assuming the sale of all of the common shares offered in the offering).

CUSIP No. 53634Q204	13G	Page 3 of 9 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Brendan O’Neil
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 900,000 Common Shares (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 900,000 Common Shares (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 900,000 Common Shares (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.00% (2)
12.	TYPE OF REPORTING PERSON (see instructions) IN

(1)	See Item 4.
(2)	Based on information reported in a prospectus supplement, filed by the Issuer on June 5, 2020 in connection with an offering of Common Shares, which forms part of a shelf registration statement on Form F-3 that was declared effective on May 15, 2020, there are 9,993,510 Common Shares of the Issuer outstanding following the offering (assuming the sale of all of the common shares offered in the offering).

CUSIP No. 53634Q204	13G	Page 4 of 9 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Keith Coulston
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 900,000 Common Shares (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 900,000 Common Shares (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 900,000 Common Shares (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.00% (2)
12.	TYPE OF REPORTING PERSON (see instructions) IN

(1)	See Item 4.
(2)	Based on information reported in a prospectus supplement, filed by the Issuer on June 5, 2020 in connection with an offering of Common Shares, which forms part of a shelf registration statement on Form F-3 that was declared effective on May 15, 2020, there are 9,993,510 Common Shares of the Issuer outstanding following the offering (assuming the sale of all of the common shares offered in the offering).

CUSIP No. 53634Q204	13G	Page 5 of 9 Pages

Item 1(a). Name of Issuer:

Liquid Media Group Ltd. (the “Issuer”)

Item 1(b). Address of Issuer’s Principal Executive Offices:

The Issuer’s principal executive offices are located at #202, 5626 Larch Street, Vancouver, BC V6M 4E1 Canada.

Item 2(a). Names of Persons Filing:

This statement is filed by:

(i)	Ionic Ventures LLC, a California limited liability company (“Ionic”);

(ii)	Brendan O’Neil (“Mr. O’Neil”); and

(iii)	Keith Coulston (“Mr. Coulston”).

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.” Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 1, pursuant to which they have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Act.

The filing of this statement should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of the securities reported herein.

Item 2(b). Address of Principal Business Office or, if none, Residence:

The principal business address of each of the Reporting Persons is 3053 Fillmore St, Suite 256 San Francisco, CA 94123.

Item 2(c). Citizenship:

Ionic is a limited liability company organized under the laws of California. Each of Mr. O’Neil and Mr. Coulston is a citizen of the United States.

Item 2(d). Title of Class of Securities:

The title of the class of securities to which this statement relates is the common shares of the Issuer, no par value (the “Common Shares”).

Item 2(e). CUSIP Number:

53634Q204

CUSIP No. 53634Q204	13G	Page 6 of 9 Pages

Item 3. If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable.

Item 4. Ownership.

The information required by this item with respect to each Reporting Person is set forth in Rows 5 through 9 and 11 of the cover page to this Schedule 13G and is incorporated herein by reference for each such Reporting Person. The ownership percentages reported are based on (i) 9,993,510 Common Shares issued and outstanding, as reported in the Issuer’s prospectus supplement, filed with the U.S. Securities and Exchange Commission on June 5, 2020, which forms part of a shelf registration statement on Form F-3 that was declared effective on May 15, 2020 (ii) 600,000 Common Shares held by the Reporting Persons, and (iii) 300,000 Common Shares issuable upon exercise of the warrants held by the Reporting Persons.

Ionic is the beneficial owner of 900,000 Common Shares (the “Shares”). Ionic has the power to dispose of and the power to vote the Shares beneficially owned by it, which power may be exercised by its managers, Mr. O’Neil and Mr. Coulston. Mr. O’Neil and Mr. Coulston, as managers of Ionic, have shared power to vote and/or dispose of the Shares beneficially owned by Ionic. Neither Mr. O’Neil nor Mr. Coulston directly owns any Common Shares of the Issuer. By reason of the provisions of Rule 13d-3 of the Act, each of Mr. O’Neil and Mr. Coulston may be deemed to beneficially own the Shares beneficially owned by Ionic.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

CUSIP No. 53634Q204	13G	Page 7 of 9 Pages

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 53634Q204	13G	Page 8 of 9 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 9, 2020	IONIC VENTURES, LLC

/s/ Keith Coulston
Name: Keith Coulston
Title: Partner

/s/ Brendan O’Neil
Brendan O’Neil

/s/ Keith Coulston
Keith Coulston

CUSIP No. 53634Q204	13G	Page 9 of 9 Pages

EXHIBIT 1

JOINT FILING AGREEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate. The undersigned hereby further agree that this Joint Filing Agreement may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original, but all of which counterparts shall together constitute one and the same instrument.

Date: June 9, 2020	IONIC VENTURES, LLC

/s/ Keith Coulston
Name: Keith Coulston
Title: Partner

/s/ Brendan O’Neil
Brendan O’Neil

/s/ Keith Coulston
Keith Coulston